Exhibit 99.1

Zymeworks to Host Second Quarter 2017 Financial Results Conference Call on August 8, 2017

Vancouver, Canada, (August 1, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE:ZYME; TSX:ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today announces it will release second quarter 2017 financial results after the market closes on Tuesday, August 8, 2017. Zymeworks management will host a conference call the same day at 4:30 p.m. ET (1:30 p.m. PT) to discuss the financial results and provide a corporate update.

The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the Zymeworks conference call. A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1602. The replay will be available after the conclusion of the conference call until August 22, 2017.
About Zymeworks Inc.
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com